NEWS RELEASE

Kami Project Draft Environmental Guidelines Issued for Public Review

February 29, 2012	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon” or the “Company”) is pleased to announce that the Government of Canada and the Provincial Government of Newfoundland and Labrador have issued draft environmental impact statement guidelines for public review. The issuance of these draft guidelines is another important step in the environmental assessment process, initiated by Alderon with the registration of the Kami Project with the Canadian Environmental Assessment Agency and the Department of Environment and Conservation, Government of Newfoundland and Labrador in October, 2011 (see news release dated October 25, 2011).

“The joint Federal and Provincial Environment Assessment process marks an important milestone for the Kami Project, as it allows for and encourages public input. We look forward to working through this process and hearing directly from our stakeholders,” said Tayfun Eldem, President & CEO of Alderon. “We want to ensure that interested parties have a full understanding of our project and our commitment to ensuring fair and meaningful benefits in the environmentally responsible development of this resource.  This ultimately includes the expected creation of approximately 600 jobs over two phases of our project, with the potential to create approximately 1,200 jobs indirectly for local service and support groups. Alderon also expects to make a significant investment in the Labrador trough, which will signal its commitment to this region and its people.”

In conjunction with the issuance of these draft guidelines, Alderon will be holding public information sessions on the Kami Project in March 2012.  These sessions will mark another important milestone as the Company works to educate stakeholders on the development, and to deal with any issues or concerns the community may have going forward. More information on the public sessions will be released shortly. The Company is also pleased to announce that it will be opening a permanent office in Labrador West, NL, the official opening of which will also be announced shortly. This office will oversee the development of the Kami Project including facilitating community engagement.

Feedback from these public information sessions will be used by Alderon, in combination with feedback from the various governmental agencies, to complete its Environment Assessment. Kami Project’s Environmental Impact Statement is scheduled for submission in Q4 2012.

About Alderon

Alderon is a leading Canadian iron ore development company with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Additional information about the Kami Project can be found in the technical reports filed on SEDAR at www.sedar.com entitled: “Preliminary Economic Assessment Report of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated September 8, 2011; and “Technical Report and Mineral Resource Estimate on the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” dated October 26, 2011.  For more information on Alderon, please visit our website at www.alderonironore.com

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

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Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the expected job creation from the project, expected expenditures by Alderon, the timing of the Feasibility Study, the timing of the environmental assessment process, and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; public opposition in the environmental assessment process; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.